

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Mr. Alan J. Dean
Chief Financial Officer
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, IL 60605

> **Re:** **CBOE Holdings, Inc.**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 001-34774**

Dear Mr. Dean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 3. Investments in Affiliates, page 65

1. Please clarify why you have not recorded an amount for your investment in CBSX. Please also clarify why the acquisition of NSX did not have an impact on your equity interest in CBSX, as disclosed on page 63. Please provide us with your proposed disclosure.

Exhibit 31

2. We note that the fourth paragraph of the Section 302 certification does not refer to the certifying officers' responsibility for establishing and maintaining effective internal control over financial reporting. Please amend your filing to provide a certification that includes the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant